12027528

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2008.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________

Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Explanatory Note

This form 11-K/A amends and restates the Form 11-K filed by the Plan on June 25, 2009. Subsequent to that filing, the independent registered public accounting firm that conducted the audit of the statements contained in the Form 11-K informed the Plan that it had determined that the firm was not in compliance with Rule 2-01 of Securities and Exchange Commission Regulation S-X during the period in which it conducted its audit of the Plan's financial statements. The Plan then engaged a new independent registered public accounting firm to provide the audited financial statements and supplemental information contained in this Form 11-K/A.

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2010, 2009 and 2008 of The Northern Trust Company Thrift Incentive Plan and related statements of changes in net assets available for benefits for the years then ended.

2. Supplemental schedules of assets (held at end of year) as of December 31, 2010, December 31, 2009 and December 31, 2008.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784 and Registration No. 333-174384.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-58784 and Registration No. 333-174384.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 25 2012

By: Dawn Romei

Dawn Romei
Chairperson
Employee Benefit Administrative Committee

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2010, 2009, and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, 2009, and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, 2009, and 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
May 22, 2012

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee
Thrift-Incentive Plan:

We consent to the incorporation by reference in the registration statements (No. 333-58784 and No. 333-174384) on Form S-8 of Northern Trust Corporation of our report dated May 22, 2012 with respect to the statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2010, 2009, and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, 2009, and 2008, which report appears in the December 31, 2008 annual report on Form 11-K/A of The Northern Trust Company Thrift-Incentive Plan.

KPMG LLP

Chicago, Illinois
June 25, 2012

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2008 as filed on Form 11-K/A with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Romei, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 25, 2012

By: Dawn Romei
Dawn Romei
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(With Report of Independent Registered Public Accounting Firm)

KPMG

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Financial Statements
and Supplemental Schedules

December 31, 2010, 2009, and 2008

(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2010, 2009, and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, 2009, and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, 2009, and 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
May 22, 2012

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Statements of Net Assets Available for Benefits

December 31

	2010	2009	2008
Assets:			
Cash at bank	$ 24,962	$ —	$ —
Investments, at fair value:			
Collective trust funds	760,159,642	428,810,446	376,295,160
Mutual funds	306,922,108	526,517,843	386,261,376
Northern Trust Corporation common stock fund	422,122,356	434,174,820	467,808,840
Total investments	1,489,204,106	1,389,503,109	1,230,365,376
Receivables:			
Accrued interest and dividends receivable	2,175,006	2,333,947	2,570,288
Employer contribution receivable	624,826	1,528,730	2,322,044
Participant contribution receivable	1,900,240	1,865,645	1,736,386
Notes receivable from participants	23,548,950	22,006,102	19,672,680
Total receivables	28,249,022	27,734,424	26,301,398
Total assets	1,517,478,090	1,417,237,533	1,256,666,774
Liabilities:			
Expenses payable	123,944	—	77,491
Net assets available for benefits reflecting investments at fair value	1,517,354,146	1,417,237,533	1,256,589,283
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,874,223)	(8,083,520)	5,988,540
Net assets available for benefits	$ 1,503,479,923	$ 1,409,154,013	$ 1,262,577,823

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31

	2010	2009	2008
Additions:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$ 122,076,148	$ 147,492,300	$ (503,805,868)
Interest	4,109,207	4,030,750	3,417,467
Interest from participant loans	1,308,461	1,432,291	1,576,601
Dividends	12,874,778	14,497,579	17,156,179
Total investment income (loss)	140,368,594	167,452,920	(481,655,621)
Contributions:			
Employer	17,064,302	26,337,774	25,801,577
Participants	65,367,068	56,124,832	56,413,566
Total contributions	82,431,370	82,462,606	82,215,143
Total additions	222,799,964	249,915,526	(399,440,478)
Deductions:			
Benefits paid to participants	127,111,140	102,232,294	112,347,966
Administrative expenses	1,362,914	1,107,042	713,101
Total deductions	128,474,054	103,339,336	113,061,067
Net additions (deductions)	94,325,910	146,576,190	(512,501,545)
Net assets available for benefits:			
Beginning of year	1,409,154,013	1,262,577,823	1,775,079,368
End of year	$ 1,503,479,923	$ 1,409,154,013	$ 1,262,577,823

See accompanying notes to financial statements.

(1) Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code). The Plan has the following investment funds:

Northern Trust Stock Fund

This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A

This actively managed fund seeks long-term capital appreciation by investing primarily in a select mix of companies believed to have favorable growth characteristics and stock market capitalization in excess of $1 billion. During Plan year 2010, this fund was no longer offered as an investment fund in the Plan.

Northern Trust Collective Russell 2000 Index Fund – DC – Non-Lending

The primary objective of this fund is to approximate the risk and return characterized by the Russell 2000 Index, which is commonly used to represent the small cap segment of the U.S. equity market. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Northern Institutional Funds Bond Portfolio

The Northern Institutional Bond Portfolio invests in a broad range of debt instruments with intermediate or long maturity dates.

Northern Trust Daily Collective S&P 500 Index Fund – DC – Non-Lending

This fund seeks to provide investment results approximating the aggregate price and dividend performance of the Standard & Poor's 500 Composite Stock Price Index.

Vanguard Target Retirement Funds

These funds employ strategic asset allocation strategies designed to provide diversified portfolios for participants retiring near each fund's respective target date, beginning with an income fund for those ready to retire and extending in five year increments.

(Continued)

Dodge & Cox Stock Fund

The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income. During Plan year 2010, this fund was no longer offered as an investment fund in the Plan.

Brandywine Fund

This fund seeks significant capital appreciation by investing in companies of any capitalization that provide the potential for rapid earnings growth. During Plan year 2010, this fund was no longer offered as an investment fund in the Plan.

Victory EB Diversified Stock Fund

This fund seeks to provide long-term growth of capital by investing primarily in equity securities and securities convertible into common stock of large, established U.S. and foreign companies traded on U.S. exchanges. The fund's adviser seeks to invest in both growth and value securities. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Jennison U.S. Small Cap Equity Fund

This fund seeks to outperform the Russell 2000 Index over a one to three year period using a research driven, bottom up approach to identify attractive small cap opportunities. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Northern Funds Multi-Manager Mid Cap Fund

This fund seeks to provide long-term capital appreciation through a diversified portfolio of primarily medium market capitalization equity securities. The fund utilizes a "multi-manager" approach whereby the fund's assets are allocated to one or more sub-advisers, at percentages determined at the discretion of the investment advisers.

Morgan Stanley Institutional Small Company Growth Fund

This fund seeks to provide long-term capital appreciations by investing primarily in the equity securities of companies with market capitalizations that are within the range of the Russell 2000 Index. During Plan year 2010, this fund was no longer offered as an investment fund in the Plan.

Northern Trust Collective S&P 400 Index Fund – DC – Non-Lending

The primary objective of this fund is to approximate the risk and return characterized by the Standard & Poor's 400 Index. This index is commonly used to represent the mid-cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Northern Institutional Funds International Equity Portfolio

This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Trust Collective Stable Asset Fund

The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

RS Partners

This fund seeks to provide long-term growth and to increase shareholder capital over the long term by investing principally in equity securities of companies with market capitalization of up to $3 billion that are thought to be undervalued. During Plan year 2010, this fund was no longer offered as an investment fund in the Plan.

Northern Trust Collective Aggregate Bond Index Fund – Non-Lending

The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay's Capital U.S. Aggregate Index. The fund may hold units of participation in any fixed income collective fund established and maintained by the fund's trustee or any of its affiliates. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund – Non-Lending

The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay's Capital U.S. TIPS Index. This fund was first offered as an investment fund in the Plan during Plan year 2010.

Northern Trust Collective All Country World Index (ACWI) Ex-US Fund – DC – Non-Lending

The primary objective of this fund is to provide investment results that replicate the overall performance of the MSCI ACWI Ex-US Index. This fund was first offered as an investment fund in the Plan during Plan year 2010.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan (ESOP) Fund, which holds investments in common stock of Northern Trust Corporation, as follows:

Former ESOP Fund

The Former ESOP Fund holds the remaining assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

(Continued)

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

Northern Dividend Pass-Through Account

This account is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this account and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

The number of participants in each fund at December 31, 2010 was as follows: Northern Trust Stock Fund (7,608), Northern Trust Collective S&P 500 Index Fund – DC – Non-Lending (5,917), Former ESOP Fund (5,110), Victory EB Diversified Stock Fund (5,047), Northern Institutional Funds Bond Portfolio (4,563), Northern Trust Collective Stable Asset Fund (4,365), Northern Institutional Funds International Equity Portfolio (4,132), Jennison U.S. Small Cap Equity Fund (3,385), Northern Funds Multi-Manager Mid Cap Fund (2,287), Northern Trust Collective ACWI Ex-US Fund – DC – Non-Lending (1,992), Northern Trust Collective Russell 2000 Index Fund – DC – Non-Lending (1,581), Northern Trust Collective Aggregate Bond Index Fund – Non-Lending (1,255), Northern Trust Collective S&P 400 Index Fund – DC – Non-Lending (931), Vanguard Target Retirement 2045 Fund (729), Vanguard Target Retirement 2025 Fund (727), Vanguard Target Retirement 2040 Fund (702), Vanguard Target Retirement 2030 Fund (689), Vanguard Target Retirement 2035 Fund (685), Northern Trust Collective TIPS Index Fund (641), Vanguard Target Retirement 2020 Fund (613), Vanguard Target Retirement 2015 Fund (499), Vanguard Target Retirement 2050 Fund (433), Vanguard Retirement Income Fund (296), Vanguard Target Retirement 2010 Fund (271), and Vanguard Target Retirement 2005 Fund (126).

The number of participants in each fund at December 31, 2009 was as follows: Northern Trust Stock Fund (8,447), Northern Institutional Funds International Equity Portfolio (5,642), Former ESOP Fund (5,622), Dodge & Cox Stock Fund (5,606), Northern Trust Collective S&P 500 Index Fund – DC – Non-Lending (5,333), Northern Institutional Funds Bond Portfolio (4,900), Northern Trust Collective Stable Asset Fund (4,689), Northern Institutional Focused Growth Portfolio-A (2,827), Brandywine Fund (2,753), Morgan Stanley Institutional Small Company Growth Fund (2,725), RS Partners (2,414), Northern Funds Multi-Manager Mid Cap Fund (2,340), Vanguard Target Retirement 2025 Fund (689), Vanguard Target Retirement 2045 Fund (666), Vanguard Target Retirement 2040 Fund (644), Vanguard Target Retirement 2030 Fund (632), Vanguard Target Retirement 2035 Fund (621), Vanguard Target Retirement 2020 Fund (559), Vanguard Target Retirement 2015 Fund (486), Vanguard Target Retirement 2050 Fund (327), Vanguard Target Retirement 2010 Fund (290), Vanguard Retirement Income Fund (267), and Vanguard Target Retirement 2005 Fund (138).

The number of participants in each fund at December 31, 2008 was as follows: Northern Trust Stock Fund (8,463), Former ESOP Fund (6,201), Dodge & Cox Stock Fund (5,578), Northern Institutional Funds International Equity Portfolio (5,445), Northern Trust Collective S&P 500 Index Fund – DC –

Non-Lending (5,272), Northern Trust Collective Stable Asset Fund (5,054), Northern Institutional Funds Bond Portfolio (4,387), Brandywine Fund (3,190), Northern Institutional Focused Growth Portfolio-A (2,982), Morgan Stanley Institutional Small Company Growth Fund (2,670), Northern Funds Multi-Manager Mid Cap Fund (2,312), RS Partners (2,339), Vanguard Target Retirement 2025 Fund (673), Vanguard Target Retirement 2030 Fund (609), Vanguard Target Retirement 2040 Fund (631), Vanguard Target Retirement 2035 Fund (602), Vanguard Target Retirement 2020 Fund (561), Vanguard Target Retirement 2045 Fund (665), Vanguard Target Retirement 2015 Fund (469), Vanguard Target Retirement 2010 Fund (296), Vanguard Target Retirement 2050 Fund (270), Vanguard Target Retirement 2005 Fund (151), and Vanguard Retirement Income Fund (234).

(b) Plan Administration

The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) Eligibility

Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) Vesting

Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

(e) Employee Contributions

Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars. In 2010, 2009, and 2008, a participant's annual before-tax contributions may not exceed $16,500, $16,500 and $15,500, respectively, except in the case of additional catch-up contributions for participants who have attained age 50 before the end of a Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their fourth paycheck for 2010 and 2009 and their third paycheck for 2008. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are vested.

(Continued)

In 2010, 2009, and 2008, participants could split their contributions among any of the then-available investment funds and additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) *Employer Contributions*

The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. In 2009 and 2008, the Company contributed $1.00 for each $1.00 the participant contributed on the first 3% of pay. Additionally, in 2009 and 2008 the Company contributed an additional $0.50 for every $1.00 the participant contributed on the next 3% of pay. To obtain the full match in 2009 and 2008, a participant must have contributed at least 6% of eligible pay during the year. Matching contributions are made to participants' accounts each payday.

Effective January 1, 2010, the Plan was amended to provide that the Company matching contributions include both a core component and a component contingent on Northern Trust Corporation reaching an annual earnings goal. Regardless of corporate performance, there will be a minimum Company Matching Contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to 3% of pay and will continue to be made to contributing participant accounts every payday. The contingent Company Matching Contribution will be an additional $0.50 on every $1.00 that a participant contributes to the Plan on the first 3% of pay, equal to an additional contribution of 1.5% of pay. This contingent contribution will be made only if Northern Trust Corporation reaches an annual earnings goal and will be contributed annually after approval by the Compensation and Benefits Committee of the Board of Directors. A contingent Company Matching Contribution will not be made if Northern Trust Corporation does not reach its annual earnings goal. In addition, to receive a contingent Company Matching Contribution, participants must be employed on December 31 (or on disability, approved leave of absence or have terminated employment before December 31 due to retirement under the Pension Plan or death).

In 2009 and 2008, in addition to the employer matching contribution, the Plan provided for a basic profit-sharing contribution by the Company of 1% of eligible pay to the accounts of participants who had completed six months of service, if they were employees on December 31 of the respective Plan year (or on disability, an approved leave of absence, or had retired or died during the Plan year). The 1% basic profit-sharing contribution was initially invested in the Northern Trust Stock Fund. The profit-sharing contribution was contingent upon Northern Trust Corporation attaining an earnings goal established by the Company's Board of Directors at the beginning of the year. The

Compensation and Benefits Committee also had the discretion to authorize an additional profit sharing contribution for eligible participants who were not eligible to receive a bonus under the Northern Partners Incentive Plan. The Plan was amended to eliminate the basic and discretionary profit-sharing contributions for Plan years beginning subsequent to December 31, 2009.

(g) Benefits, Withdrawals and Forfeitures

Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $714,425, $483,081 and $614,033 for the years ended December 31, 2010, 2009, and 2008, respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h) Participant Loans

Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Statement of Confidential Information and Securities Trading. Loan interest rates are commensurate with local prevailing rates as determined by the Plan administrator. Participant loans are valued at amortized cost.

Effective January 1, 2010, the Plan was amended to add an administrative fee in connection with Plan loans. The fee of $75.00 per loan is added to the principal loan amount and reflected in the payments deducted each payroll period from a participant's paycheck.

(i) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

(2) Summary of Significant Accounting Policies

A summary of the Plan's significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a) Basis of Accounting

The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c) Valuation of Investments

The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by NASDAQ.

The Plan's policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d) Fully Benefit Responsive Investment Contracts

As described in Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan holds fully benefit responsive investment contracts through the Northern Institutional Trust Collective Stable Asset Fund.

(e) Investment Income Recognition

Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from

(Continued)

the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year (or date the investments were sold, if earlier).

(f) ***Contributions***

Contributions from the Company are accrued based upon amounts required to be funded under the provisions of the Plan.

(g) ***Administrative Expenses***

During 2010, 2009, and 2008, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2010, 2009, and 2008 administrative expenses were paid by the Company.

(h) ***Payment of Benefits***

Benefit payments are recorded when paid.

(i) ***Accounting Standards Codification***

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of generally accepted accounting principles (GAAP) and establishes the FASB ASC as the sole source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. This guidance was effective for the Plan as of December 31, 2009. The adoption of this guidance did not impact the Plan's financial statements since the FASB Codification did not change or alter existing GAAP.

(j) ***Reporting of Loans to Participants***

In September 2010, FASB issued authoritative guidance on the classification, measurement and disclosure requirements for loans to participants by defined contribution pension plans. The guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, fair value disclosures are no longer required for loans to participants. This guidance was effective for annual periods ending after December 15, 2010 and is required to be applied retroactively. The adoption of this guidance had no impact on the Plan's Net Assets Available for Benefits as it did not change the value of participant loans.

(k) ***Fair Value Measurements***

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12 allows investors to use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, "Investment Companies." This methodology is considered a "practical expedient" as the fair-value measurement guidance in

FASB Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures,* defines an asset's fair value as its current exit price. ASU 2009-12 has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. ASU 2009-12 is effective for interim and annual reporting periods that begin after December 15, 2009. Adoption of ASU 2009-12 did not have a material impact on the Plan's financial statements.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements,* (ASU 2010-06). ASU 2010-06 requires new disclosures regarding transfers into or out of Level 1 and Level 2 and requires that an entity present separately information about Level 3 purchases, sales, issuances, and settlements. ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation that an entity should provide in its fair value disclosures and the level of detail an entity should disclose about the valuation techniques and inputs used in its fair value measurements. The new disclosures and clarifications of existing disclosures are effective for Plan reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements, which are effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 addresses financial statement disclosures only, adoptions of its provisions do not impact the Plan's financial statements.

(3) Investments

The Plan follows the guidance issued under the Fair Value Measurements and Disclosures topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments include mutual and collective trust funds. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund's redemption date NAV. The Plan also holds investments in Northern Trust Corporation common stock, which is valued at the closing price reported by NASDAQ.

Effective July 31, 2010, investments in collective trust funds of $428,548,138, previously categorized as Level 1 investments, were transferred to Level 2 as the NAV's for the collective trust funds were no longer computed on a daily basis. As of December 31, 2009 and 2008, the collective trust funds were valued based on a daily NAV and were classified as Level 1 investments.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan's Level 2 investments consist of collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund's redemption date NAV. The Plan did not hold any investments classified as Level 2 investments at December 31, 2009 or 2008.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2010, 2009, and 2008.

The following tables present Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2010, 2009, and 2008:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2010
Collective trust funds*	$ 195,457,415	$ 564,702,227	$ —	$ 760,159,642
Mutual funds:				
Foreign Large Blend	78,469,405	—	—	78,469,405
Domestic Large Blend	95,283,167	—	—	95,283,167
Mid-Cap Blend	27,904,243	—	—	27,904,243
Corporate Bond	105,265,293	—	—	105,265,293
Northern Trust Stock Fund	422,122,356	—	—	422,122,356
Total investments at fair value	$ 924,501,879	$ 564,702,227	$ —	$ 1,489,204,106

* Investments in collective trust funds classified as Level 2 assets are comprised of the Northern Trust Collective Stable Asset Fund and certain diversified/indexed stock funds.

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2009
Collective trust funds	$ 428,810,446	$ —	$ —	$ 428,810,446
Mutual funds	526,517,843	—	—	526,517,843
Northern Trust Stock Fund	434,174,820	—	—	434,174,820
Total investments at fair value	$ 1,389,503,109	$ —	$ —	$ 1,389,503,109

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2008
Collective trust funds	$ 376,295,160	$ —	$ —	$ 376,295,160
Mutual funds	386,261,376	—	—	386,261,376
Northern Trust Stock Fund	467,808,840	—	—	467,808,840
Total investments at fair value	$ 1,230,365,376	$ —	$ —	$ 1,230,365,376

During 2010, 2009, and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $122,076,148, $147,492,300 and $(503,805,868), respectively, as follows:

	2010	2009	2008
Northern Institutional Funds Bond Portfolio	$ 3,004,573	$ 3,191,345	$ 420,223
Northern Funds Multi-Manager Mid Cap Fund	5,124,899	6,012,971	(8,885,515)
Northern Institutional Funds Focused Growth Portfolio A	(608,109)	8,567,549	(22,166,524)
Northern Institutional Funds International Equity Portfolio	4,477,945	19,545,762	(50,490,917)
Northern Trust Collective Stable Asset Fund	9,815,260	11,048,004	8,898,158
Northern Trust Collective S&P 500 Index Fund – DC – Non-Lending	29,086,384	39,141,888	(77,377,590)
Northern Trust Collective ACWI Ex-US Index Fund – DC – Non-Lending	5,261,992	—	—
Northern Trust Collective Russell 2000 Index Fund – DC – Non-Lending	2,111,136	—	—
Northern Trust Collective S&P 400 Index Fund – DC – Non-Lending	1,217,984	—	—
Northern Trust Collective TIPS Index Fund – Non-Lending	306,642	—	—
Northern Trust Collective Aggregate Bond Index Fund – Non-Lending	228,521	—	—
Victory EB Diversified Stock Fund	19,247,493	—	—
Jennison U.S. Small Cap Equity Fund	9,529,915	—	—
Brandywine Fund	(375,245)	1,955,476	(22,938,222)
Dodge & Cox Stock Fund	397,974	27,291,451	(71,908,092)
Morgan Stanley Institutional Small Company Growth Fund	75,554	7,578,810	(10,912,852)

(Continued)

	2010	2009	2008
RS Partners	$ 1,106,120	$ 6,309,001	$ (8,131,482)
Vanguard Retirement Income Fund	162,425	169,412	(222,487)
Vanguard Target Retirement 2005 Fund	129,109	147,488	(274,243)
Vanguard Target Retirement 2010 Fund	607,098	1,083,012	(2,431,735)
Vanguard Target Retirement 2015 Fund	1,569,233	2,276,062	(3,764,183)
Vanguard Target Retirement 2020 Fund	1,491,785	1,744,520	(3,211,911)
Vanguard Target Retirement 2025 Fund	1,477,250	1,949,804	(2,979,525)
Vanguard Target Retirement 2030 Fund	998,966	1,261,652	(2,147,168)
Vanguard Target Retirement 2035 Fund	1,063,879	1,048,997	(1,451,826)
Vanguard Target Retirement 2040 Fund	706,146	751,894	(1,084,601)
Vanguard Target Retirement 2045 Fund	473,677	472,953	(709,320)
Vanguard Target Retirement 2050 Fund	345,631	348,106	(556,500)
Northern Trust Corporation Common Stock	22,556,167	5,596,143	(221,479,556)
Other Income*	485,744	—	—
	$ 122,076,148	$ 147,492,300	$ (503,805,868)

* Other income of $485,744 represents the recovery of a prior loss on an investment fund that is no longer included within the Plan.

The following presents investments that represented 5% or more of the Plan's net assets at December 31, 2010, 2009, and 2008:

	2010	2009	2008
Northern Trust Stock Fund	$ 422,122,356	$ 434,174,820	$ 467,808,840
Northern Institutional Funds International Equity Portfolio	78,469,405	95,648,758	65,072,398
Northern Trust Collective S&P 500 Index Fund	225,852,909	180,065,455	133,753,950
Northern Trust Collective Stable Asset Fund	239,972,471	245,549,189	237,868,439
Northern Institutional Funds Bond Portfolio	105,265,293	106,683,073	87,561,065
Victory EB Diversified Stock Fund	141,800,028	—	—
Dodge & Cox Stock Fund	—	121,685,910	87,421,623

(4) Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

(5) Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2010, 2009, and 2008 net assets available for benefits per the financial statements to Schedule H of Form 5500.

	2010	2009	2008
Net assets available for benefits per the financial statements	$ 1,503,479,923	$ 1,409,154,013	$ 1,262,577,823
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,874,223	8,083,520	(5,988,540)
Net assets available for benefits per Schedule H of Form 5500	$ 1,517,354,146	$ 1,417,237,533	$ 1,256,589,283

(6) Tax Status

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, 2009, and 2008, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(8) Subsequent Events

The Plan has evaluated subsequent events through to May 22, 2012, the date the financial statements were issued.

(Continued)

SUPPLEMENTAL INFORMATION

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of issue, borrower, lessor, or similar party (b) and description of investment (c)	Shares	Cost (d)	Current value (e)
Northern Collective Short Term Investment Fund*	5,284,577	$ 5,284,577	$ 5,284,576
Northern Institutional Funds Bond Portfolio*	5,024,596	100,257,036	105,265,293
Northern Funds Multi-Manager Mid Cap Fund*	2,395,214	23,552,956	27,904,243
Northern Institutional Funds International Equity Portfolio*	8,114,727	81,426,899	78,469,405
Northern Trust Collective ACWI EX-US Fund – DC – Non-Lending*	463,664	46,692,092	51,980,478
Northern Trust Collective Russell 2000 Index Fund – DC – Non-Lending*	71,642	12,444,255	14,548,988
Northern Trust Collective S&P 400 Index Fund – DC – Non-Lending*	50,738	8,300,597	9,508,662
Northern Trust Collective Stable Asset Fund*	4,705,635	196,265,714	239,972,471
Northern Trust Daily Collective S&P 500 Index Fund – DC – Non-Lending*	60,778	188,501,784	225,852,909
Northern Trust Collective TIPS Index Fund*	61,860	6,941,994	7,155,761
Northern Trust Collective Aggregate Bond Index Fund – Non-Lending*	92,162	10,230,543	10,398,382
Victory EB Diversified Stock Fund	9,962,065	122,985,062	141,800,028
Jennison U.S. Small Cap Equity Fund	24,080,098	44,240,712	53,657,387
Vanguard Retirement Income Fund	229,387	2,398,673	2,587,491
Vanguard Target Retirement 2005 Fund	150,004	1,637,420	1,759,552
Vanguard Target Retirement 2010 Fund	317,679	6,773,591	7,087,409
Vanguard Target Retirement 2015 Fund	1,445,255	16,873,463	17,950,066
Vanguard Target Retirement 2020 Fund	693,606	14,215,359	15,328,692
Vanguard Target Retirement 2025 Fund	1,260,715	14,874,845	15,910,229
Vanguard Target Retirement 2030 Fund	456,647	9,182,998	9,900,099
Vanguard Target Retirement 2035 Fund	777,290	9,109,896	10,174,732
Vanguard Target Retirement 2040 Fund	304,411	5,916,902	6,544,840
Vanguard Target Retirement 2045 Fund	330,237	3,822,354	4,458,202
Vanguard Target Retirement 2050 Fund	167,376	3,132,304	3,581,855
Northern Trust Stock Fund*	7,618,162	177,444,880	422,122,356
Participant Loans* (Interest rates ranging from 4.75% to 9.75% with varying maturity dates through December 2025)	—	—	23,548,950
		$ 1,112,506,906	$ 1,512,753,056

* Indicates party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of issue, borrower, lessor, or similar party (b) and description of investment (c)	Shares	Cost (d)	Current value (e)
Northern Collective Short Term Investment Fund*	3,195,802	$ 3,195,802	$ 3,195,802
Northern Institutional Funds Bond Portfolio*	5,237,264	103,737,630	106,683,073
Northern Institutional Focused Growth Portfolio A*	3,242,756	42,449,599	38,750,933
Northern Funds Multi-Manager Mid Cap Fund*	2,397,957	23,252,407	22,492,833
Northern Institutional Funds International Equity Portfolio*	10,592,332	107,477,992	95,648,758
Northern Trust Collective Stable Asset Fund*	5,158,596	210,065,205	245,549,189
Northern Trust Daily Collective S&P 500 Index Fund – DC – Non-Lending*	55,897	158,032,073	180,065,455
Brandywine Fund	1,126,958	33,215,691	24,714,185
Dodge & Cox Stock Fund	1,265,716	145,911,218	121,685,910
Morgan Stanley Institutional Small Company Growth Fund	2,165,842	24,924,241	24,127,475
RS Partners	837,305	23,665,247	21,652,712
Vanguard Retirement Income Fund	231,765	2,366,694	2,454,393
Vanguard Target Retirement 2005 Fund	163,444	1,747,054	1,794,616
Vanguard Target Retirement 2010 Fund	401,060	8,476,462	8,229,752
Vanguard Target Retirement 2015 Fund	1,276,599	14,838,910	14,438,337
Vanguard Target Retirement 2020 Fund	582,160	11,870,891	11,619,913
Vanguard Target Retirement 2025 Fund	980,361	11,525,137	11,097,691
Vanguard Target Retirement 2030 Fund	353,037	7,108,380	6,817,142
Vanguard Target Retirement 2035 Fund	469,812	5,376,257	5,459,211
Vanguard Target Retirement 2040 Fund	217,055	4,178,155	4,134,912
Vanguard Target Retirement 2045 Fund	230,138	2,531,565	2,766,254
Vanguard Target Retirement 2050 Fund	102,027	1,739,799	1,949,743
Northern Trust Stock Fund*	8,285,779	184,939,572	434,174,820
Participant Loans* (Interest rates ranging from 4.75% to 9.75% with varying maturity dates through December 2024)	—	—	22,006,102
		$ 1,132,625,981	$ 1,411,509,211

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of issue, borrower, lessor, or similar party (b) and description of investment (c)	Shares	Cost (d)	Current value (e)
Northern Collective Short Term Investment Fund*	4,675,026	$ 4,672,771	$ 4,672,771
Northern Institutional Focused Growth Portfolio A*	3,376,709	46,223,490	31,538,467
Northern Institutional Funds Bond Portfolio*	4,442,469	87,747,124	87,561,065
Northern Trust Daily Collective S&P 500 Index Fund – DC – Non-Lending*	52,911	155,395,557	133,753,950
Northern Funds Multi-Manager Mid Cap Fund*	1,932,051	21,031,302	13,002,703
Dodge & Cox Stock Fund	1,175,496	146,334,131	87,421,623
Brandywine Fund	1,289,052	40,229,633	26,025,957
Northern Trust Collective Stable Asset Fund*	5,538,264	221,024,986	237,868,439
RS Partners	702,051	23,028,208	12,636,920
Morgan Stanley Institutional Small Company Growth Fund	1,892,988	24,036,709	14,443,501
Northern Institutional Funds International Equity Portfolio*	9,309,356	99,935,740	65,072,398
Vanguard Retirement Income Fund	143,901	1,503,753	1,369,943
Vanguard Target Retirement 2005 Fund	117,829	1,359,783	1,141,762
Vanguard Target Retirement 2010 Fund	424,624	9,394,235	7,477,623
Vanguard Target Retirement 2015 Fund	1,140,474	14,206,849	10,891,528
Vanguard Target Retirement 2020 Fund	511,455	10,959,236	8,474,810
Vanguard Target Retirement 2025 Fund	711,218	9,164,082	6,592,989
Vanguard Target Retirement 2030 Fund	267,390	5,956,809	4,155,236
Vanguard Target Retirement 2035 Fund	332,223	4,248,973	3,073,060
Vanguard Target Retirement 2040 Fund	150,705	3,251,117	2,280,173
Vanguard Target Retirement 2045 Fund	194,603	2,390,638	1,862,346
Vanguard Target Retirement 2050 Fund	81,638	1,594,753	1,239,272
Northern Trust Stock Fund*	8,972,168	184,308,234	467,808,840
Participant Loans* (Interest rates ranging from 5.00% to 9.75% with varying maturity dates through October 2023)	—	—	19,672,680
		$ 1,117,998,113	$ 1,250,038,056

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.